FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

GenAI Works, Inc.

Legal status of Issuer:

> ***Form:***

> Corporation

> ***Jurisdiction of Incorporation/Organization:***

> Delaware

> ***Date of Organization:***

> May 17, 2023

Physical Address of Issuer:

838 Walker Road, Suite 21-2, Dover, DE 19904, United States

Website of Issuer:

https://genai.works

Is there a Co-Issuer? _X_ *Yes* ___ *No*

Name of Co-Issuer:

GenAI Works CF Investors SPV, LLC

Legal status of Co-Issuer:

> ***Form:***

> Limited Liability Company

> ***Jurisdiction of Incorporation/Organization:***

> Delaware

Date of Organization:

July 8, 2024

Physical Address of Co-Issuer:

838 Walker Road, Suite 21-2, Dover, DE 19904, United States

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $27,500 advance setup fee and $2,000 monthly fee for the use of the platform.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class B Common Stock

Target Number of Securities to be Offered:

1,321

Price (or Method for Determining Price):

$7.35

Target Offering Amount:

$10,000.63

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$4,999,997.29

Deadline to reach the Target Offering Amount:

April 30, 2025

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2023)*	Prior fiscal year-end (2022)*
Total Assets	$72,182	N/A
Cash & Cash Equivalents	$72,182	N/A
Accounts Receivable	$0	N/A
Current Liabilities	$15,709	N/A
Long-Term Liabilities	$0	N/A
Revenues/Sales	$121,876	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Net Loss)	$56,473	N/A

*Reflects the financial results for the Crowdfunding Issuer, GenAI Works, Inc., since inception on May 17, 2023. As such, there are no financials for 2022. Exhibit G, attached hereto and made a part hereof, also includes the inception financials for the Co-Issuer, which was formed on July 8, 2024.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement
Exhibit D: Amended and Restated Certificate of Incorporation
Exhibit E: Bylaws
Exhibit F: Stockholders Agreement
Exhibit G: Financial Statements
Exhibit H: Video Transcript
Exhibit I: Testing the Waters Communications

Offering Statement (Exhibit A)
August 19, 2024

GenAI Works, Inc.

SPV Interests Representing
Up to $4,999,997.29 of Class B Common Stock

GenAI Works, Inc. ("**GenAI,**" the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,000.63 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,997.29 (the "**Maximum Offering Amount**") of Class B Non-Voting Common Stock (the "**Securities**") "), at a purchase price of $7.35 per Share on a best efforts basis as described in this Form C (this **"Offering"**). The Maximum Offering Amount includes the investor processing fee total for all investments (charged up to the first $10,000.00 of an Investor's investment, subject to a maximum fee of $300.00 per investment). The investment will be made through GenAI Works CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2025 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$749.70	$63.72	$685.98
Investor Processing Fee (4)	$22.49	$1.91	$20.58
Target Offering Amount	$10,000.63	$850.05	$9,150.58
Maximum Offering Amount	$4,999,997.29	$424,999.77	$4,574,997.52

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $27,500 payment and a $2,000 monthly maintenance fee.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor for the first $10,000.00 of their investment a fee of three percent (3%) of the Investor's investment amount ("**Investor Processing Fee**") for a maximum fee of $300.00. The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is in addition to the $749.70 minimum investment per Investor. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN

INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://genai.works.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is August 19, 2024

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

GenAI Works, Inc. is a media and technology company that offers an AI Hub for its community to discover, learn and grow. The Company was incorporated on May 17, 2023 in Delaware.

The Company is located at 838 Walker Road, Suite 21-2, Dover, DE 19904, United States and its website is https://genai.works.

The Company sells its services through the internet throughout the United States and internationally.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under https://invest.genai.works (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

The Offering

Minimum Target Offering Amount	$10,000.63
Name of Securities	Class B Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	1,321
Maximum Offering Amount	$4,999,997.29
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	660,458
Price Per Security	$7.35*
Minimum Individual Purchase Amount	$772.19 +
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) +
Offering Deadline	April 30, 2025
Use of Proceeds	See the section entitled "Use of Proceeds" on page 25 hereof.
Voting Rights	None. See the description of the voting and control rights on page 29.

*Does not include the Investor Processing Fee of three percent (3%) of the Investor's investment amount charged to each Investor by the Company for the first $10,000 of their investment in the Offering (subject to a maximum fee of $300.00). The aggregate amount of fees paid by Investors will be included towards the $4,999,997.29 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Steve Nouri	CEO, Founder and Director	CEO, Founder and Director of GenAI Works, Inc., 2023 – Present Responsible for overall management, business development, marketing, and operations. Founder of AI4Diversity, 2021 – Present Responsible for overall strategy. Head of Data Science and AI at the Australian Computer Society, 2019 – 2021. Responsible for overall technical strategy.	The University of Technology Sydney, Master of IT, Data Analytics, 2014
Rotem Alalauf	Co-Founder, Director and Technical Advisor	Co-Founder, Director and Technical Advisor of GenAI Works, Inc., 2023 – Present Responsible for business development, marketing, and operations. CEO of Wand, 2022 – Present. Responsible for overall operations, corporate strategy, business development and technology. CEO of BeyondMinds, 2018 – 2021. Responsible for overall operations, corporate strategy, business development and technology.	Technion – Israel Institute of Technology, Degrees in Electrical Engineering and Physics, 2017

| James "Jay" Allardyce, Jr. | Co-Founder, Director and Growth Advisor | Co-Founder, Director and Growth Advisor of GenAI Works, Inc., 2023 – Present

Responsible for business development, marketing, and operations.

EVP & General Manager, Data and Analytics Business Unit at insightsoftware, 2022 – Present.

Responsible for overall operations and strategy within the business unit.

Managing Director, Enterprise AI/ML & Analytics at Google, 2021 – 2023.

Responsible for operations and strategy within the business unit. | Santa Clara University, MBA, 2007

Attended Oregon State University, Civil Engineering,

California State Chico, B.S. in Management Information Systems, 2000 |
| Anastasiia Shapovalova | Vice President of Operations | Vice President of Operations at GenAI Works, Inc., 2023 – Present

Responsible for operations.

Head of Operations and Human Resources at Wand, 2023 – Present

Responsible for operations and human resources.

Associate Professor at Kharkov National University of Radioelectronics, 2015 – Present

Responsible for teaching and research.

COO at WorkNest Technologies, 2018 –2022

Responsible for operations. | Kharkiv National University of Radioelectronics, PhD in Engineering Sciences, 2021

Kharkiv National University of Radioelectronics, Master Degree in Administrative Management of Information Security, 2014

Kharkiv National University of Radioelectronics, Bachelors in Information Security Management, 2013 |

Biographical Information

<u>Steve Nouri</u>: Steve is the CEO, Founder and Director of the Company. He is a distinguished data science leader who has transformed how the world perceives AI. Steve co-founder the Company to create the largest AI community missioned to empower society to discover, learn, and grow in an AI-enabled world. Steve has made a significant impact in this field, frequently acknowledged as one of the top 10 global authorities in Artificial Intelligence and Data Science. As Australia's ICT Professional of the Year, Steve is a sought-after keynote speaker, educator, and technology influencer with a following of over 2 million people. He actively participates in and contributes to the Forbes Technology Council, ACM, Harvard Business Review, and numerous other prestigious organizations. Also, as the founder of AI4Diversity, Steve leads a global non-profit initiative to engage and educate diverse communities on AI and the importance of responsible AI implementation.

<u>Rotem Alalauf</u>: Rotem is the Co-Founder, Director and Technical Advisor of the Company. He is an AI expert and serial entrepreneur. As a pioneer in artificial intelligence, Rotem has led the development of multiple large-scale systems across diverse sectors, including defense, intelligence, finance, and technology. Driven by a mission to create a better world through AI, Rotem envisions a future where humans and computers collaborate strategically and equitably. With over a decade of experience in scaling AI systems for complex problems across various industries, Rotem is a recognized leader in the AI field. In addition, Rotem is an AI investor, thought leader, and frequently shares his insights at international conferences, universities, and industry forums.

<u>James (Jay) Allardyce, Jr.</u>: Jay is the Co-Founder, Director and Growth Advisor of the Company. He is a Technology Executive with 23+ years of experience across Enterprise B2B companies such as Google, Uptake, GE, and HP. Jay is currently the General Manager of the Data Analytics business at insightsoftware, helping CFOs and their enterprises transform their operations. He has spent time at the intersections of AI/ML, Analytics, IOT, Industrial Tech, helping companies build and scale zero to 1, as well as large transformation plays. As a commercially oriented product leader, Jay has helped leaders and teams in Fortune 1000 companies to build and embrace a digital and AI first approach for how to run their business. He is a board member of Bizworld.org, and advisor to AI Drivers and Latent AI. Prior to his current roles, Jay was with Google Cloud as an Executive Managing Director and ran their WW Solutions Engineering team focused on Analytics and AI. The portfolio was the fastest growing and most impactful portfolio for Google Cloud that accelerated field and customer adoption of Google Clouds Analytics and AI portfolio. In his time, he built and ran two businesses around C3.AI and Palantir with an aim to push Google Cloud to position value to the Line of Business vs. IT via outcome-based AI and Analytical use cases. Before his time at Google, Jay led product and customer success as the Chief Product Officer of Uptake, transforming Uptake's GTM and product portfolio to focus on solution repeatability across major industries: transportation, energy, heavy construction, and the US Public Sector. Prior to Uptake, he was the Chief Product and Marketing Officer for GE Digital, as well as COO for GE Power Digital, the fastest-growing digital business within GE. Jay was an early member of that business, helping to take it from zero to ~$500M in top line over 3 years. Prior to GE, Jay spent 14 years at HP in a variety of roles, from COO of HP Software, Venture leader for new incubation, to Director of M&A, leading some of the largest and most accretive acquisitions for HP. Jay is a Silicon Valley Native and resides in the Bay Area with his wife and 3 daughters.

<u>Anastasiia Shapovalova</u>: Anastasiia is the Vice President of Operations of the Company. She is an AI specialist, and academic. In her role at the Company, Anastasiia leads a community-focused initiative on LinkedIn, boasting over 4,5 million followers. Anastasiia has a strong academic foundation with a PhD in Engineering Science, and she has been an Associate Professor at Kharkov National University of Radioelectronics since 2015. Her industry experience spans leadership roles in several companies, where she managed large teams, developed operational strategies, and established R&D centers. Anastasiia's work is characterized by her commitment to using AI ethically and responsibly, focusing on transparency, explainability, and mitigating biases in AI systems. Her vision is to create a world where AI serves as a tool for positive societal impact, empowering individuals and businesses to innovate and make informed decisions. With over a decade of experience in the tech industry, Anastasiia is a recognized thought leader and frequently shares her insights at international conferences and academic forums. She has spearheaded the development and scaling of AI systems across multiple sectors, including education, cybersecurity, and technology.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): GenAI Works CF Investors SPV, LLC (the "**Co-Issuer**"), located at 838 Walker Road, Suite 21-2, Dover, DE 19904, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2024. There is no website for the Co-Issuer.

The Company has formed the 100% owned Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://invest.genai.works. The version published as of the date of this Form C is attached as Exhibit B.

Description of the Business

GenAI Works, Inc. is a media and technology company that offers an AI Hub for its community to discover, learn and grow. The Company was incorporated on May 17, 2023 in Delaware.

Business Plan

The state of generative AI has grown rapidly over the last 18 months. Several companies were first on the scene and significant dollars were invested. However, broad adoption is still unclear. With this rapid arrival comes uncertainty and opportunity. For example, users struggle to navigate the vast array of options to find the best-fit solutions for their needs while companies face immense challenges in gaining visibility in this crowded market and gaining their audience.

The Company's mission is to help society transition to an AI-enabled world by discovering, learning and growing in a centralized AI ecosystem. The Company is seeking to offer a trusted brand and resource for AI information through its hub that is focused on community first. The Company's AI Hub allows firms to attract an AI audience to their brand in a number of ways, including ecommerce, events, creator studio and education. Currently, the Company's AI Hub is accessed by followers through LinkedIn, Atlas, Beehiiv and Instagram with YouTube and TikTok in progress.

The Company plans to significantly expand its business by investing in technology and product development, increasing sales and marketing, and adding key personnel. The capital we raise here will empower us to expand our technology and product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
AI Hub	A community AI Hub that offers ecommerce, events, creator studios and AI courses.	Startups, media, universities and communities.

Competition

The markets in which our products and services are sold are highly competitive. Our products compete against influencers, such as those providing singular content via blogs, podcasts and social media, and products and services offered by large and small companies, including well-known global competitors. We differentiate ourselves by being a trusted authority built for the community and providing a marketplace for a variety of products and services.

Customer Base

Our customer base consists of (i) startups to help them improve their reach, (ii) creators to help them share their passion and monetize their craft, (iii) brands to allow them to tell their AI story and (iv) AI interested parties to allow them to discover, learn and grow.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

The Company does not currently have any full-time employees. The Company utilizes independent contractors and advisors.

Perks

The Company is offering the following Perks to Investors:

Time-Based Bonus Shares:

Commitment Received By October 20, 2024 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)	*Bonus shares*
Investment between $750.00 and 1,500.00	5%
Investment between $1,500.01 and $5,000.00	10%
Investment between $5,000.01 and $10,000.00	15%
Investment between $10,000.01 and $25,000.00	20%
Investment above $25,000.00	25%

Large Investor Bonus Shares:

Amount Invested After October 20, 2024 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)	*Bonus shares*
$1,500.01 to $5,000.00	5%
$5,000.01 to $10,000.00	10%
$10,000.01 to $25,000.00	15%
$25,000.01 and above	20%

For the sake of clarity, Time-Based Bonus Shares and Large Investor Bonus Shares cannot be stacked together.

Testing the Waters Bonuses

TTW Bonuses	*Bonus shares*
Reserve and Invest	5%

For the sake of clarity, Testing the Waters Bonuses may be stacked with either Time-Based Bonus Shares and Large Investor Bonus Shares.

The perks will all be assigned to Investors at the termination of the Offering.


RISK FACTORS


Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company's success depends on the experience and skill of its Co-Founders, executive officers and key personnel.

We are dependent on our Co-Founders, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our Co-Founders, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products and services in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products or services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products and services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products and services.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we are unsuccessful in adding users of our AI Hub, or if our AI Hub users decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer an AI Hub for our community to discover, learn and grow. The amount of users of our AI Hub and our users level of engagement is critical to our success. Our financial performance is significantly determined by our success in adding, retaining, and engaging active users of our AI Hub and the services offered. If clients do not perceive our AI Hub or the services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain

users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse

effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit I. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in GenAI Works CF Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Class B Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Class B Common Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The Company is owned by the Founder and Co-Founders and they will exercise voting control.

Prior to the Offering, the Company's Founder and Co-Founders beneficially own all of the Company. Subject to any fiduciary duties owed to investors under Delaware law, the Founder and Co-Founders will be able to exercise

significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The Founder and Co-Founders may have interests that are different from yours. For example, the Founder and Co-Founders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the Founder and Co-Founders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Under the terms of the Securities, GenAI Works, Inc. will exercise voting control over the Securities and the Company will be subject to the provisions of the Stockholders Agreement. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has promised to issue certain equity grants which will be issued after the filing of this Form C. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the holders of the Securities upon a qualifying financing.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Common Stock at $6.53 per share, plus a 3% Investor Processing Fee, see "Offering" for further details on this fee. The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

Minimum Target Offering Amount	$10,000.63
Name of Securities	Class B Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	1,321
Maximum Offering Amount	$4,999,997.29
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	660,458
Price Per Security	$7.35*
Minimum Individual Purchase Amount	$772.19[+]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	April 30, 2025
Use of Proceeds	See the section entitled "Use of Proceeds" on page 25 hereof.
Voting Rights	None. See the description of the voting and control rights on page 29.

*Does not include the Investor Processing Fee of three percent (3%) of the Investor's investment amount charged to each Investor by the Company for the first $10,000.00 of their investment in the Offering (subject to a maximum fee of $300.00). The aggregate amount of fees paid by Investors will be included towards the $4,999,997.29 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Co-Issuer

The Co-Issuer is GenAI Works CF Investors SPV, LLC (the "Co-Issuer"), located at 838 Walker Road, Suite 21-2, Dover, DE 19904, United States, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2024. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://genai.works, or for the Offering at https://invest.genai.works. The Company has formed the 100% owned Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number,

denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities

to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.63, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $4,999,997.29, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at https://invest.genai.works/.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $27,500 advance setup fee and $2,000 monthly fee for the use of the platform. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.5%	$850	8.5%	$425,000
Payroll (1)	0%	$0	30%	$1,499,999
Product Development (2)	60%	$6,000	37.5%	$1,874,999
Marketing (3)	31.5%	$3,150	17.5%	$874,999
General Working Capital	0%	$0	6.5%	$325,000
Total	**100%**	**$10,000+**	**100%**	**$4,999,997+**

+These figures are rounded to the nearest whole dollar.
*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $27,500 payment and a $2,000 monthly maintenance fee. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three percent (3%) of the Investor's investment amount for the first $10,000.00 of their investment in the Offering (subject to a maximum fee of $300.00), which is not reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) The proceeds will be used to hire full-time and part-time personnel for executive, marketing, engineering and operations roles.

(2) We will continue to invest heavily in technology and product development. These proceeds will be used to improve existing website functionality and add new features and products.

(3) These proceeds will be used for user/community growth, general brand awareness and customer growth for sponsored content.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class B Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2025 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C and the Subscription Agreement in Exhibit C (along with all attachments and exhibits thereto), in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Class B Common Stock**
> **Offering Minimum: $10,000.63**
> **Offering Maximum: $4,999,997.29**
> **Purchase Price Per Share of Security Offered: $7.35 (does not include a 3% Investor Processing Fee charged to each Investor for the first $10,000.00 of their investment in the Offering (subject to a maximum fee of $300.00)**
> **Offering Deadline: April 30, 2025**

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Common Stock being held by the Co-Issuer). The rights of the Class B Common Stock may be changed by an amendment to the Company's Bylaws or Amended and Restated Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

The primary documents governing voting and rights of Investors holding the Securities are the Amended and Restated Certificate of Incorporation (the "**COI**") attached as Exhibit D, the Company's Bylaws (the "**Bylaws**") attached as Exhibit E, the Stockholders Agreement (the "**Stockholders Agreement**") attached as Exhibit F, together with the COI and Bylaws, the "**Governing Documents**"). All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Agreements.

The shares of Class A Common Stock outstanding have superior voting rights to the Securities being sold in this Offering.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $4,999,997.29 and a minimum of $10,000.63 worth of its Class B Common Stock. The investment will be made through GenAI Works CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,000.63 by April 30, 2025. Unless the Company raises at least the Target Offering Amount of $10,000.63 under the Regulation CF offering by April 30, 2025, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 30, 2025, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $4,999,997.27 maximum raise.

The minimum investment per investor is $772.19, which includes a $22.49 Investor Processing Fee.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Common Stock as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation and to the applicable provisions of Delaware law.

On June 25, 2024, the Company's board of directors and shareholders approved an amendment to the Company's Certificate of Incorporation to effect a 1 for 10,000 forward stock split and create additional classes of capital stock, including Class A Common Stock and Class B Common Stock. All shares of Common Stock as of the stock split were converted into Class A Common Stock. As a result, the Company's authorized capital stock now consists of 100,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"), of which (i) 50,000,000 shares of Common Stock are designated as "**Class A Common Stock**" and (ii) 50,000,000 shares are designated as "**Class B Common Stock**". The Class A Common Stock and Class B Common Stock have the same rights and privileges, except that the Class A Common Stock have voting rights. Additionally, the Company intends to establish a 2024 Equity Incentive Plan and the amount of shares authorized for issuance thereunder has yet to be determined.

As of the date of this Form C, 30,000,000 shares of Class A Common Stock are issued and outstanding. Additionally, the Company has promised to issue 614,458 options to purchase shares of Class B Common Stock to key employees of the Company, which awards remain subject to the establishment of the 2024 Equity Incentive Plan, receipt of board approval and the execution of definitive documentation.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	30,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	97.99%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	Options to Purchase Class B Common Stock*
Shares Issuable Upon Exercise	614,458
Voting Rights	The holders of Options to purchase Class B Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Class B Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Class B Common Stock at a later date. The availability of any shares of Class B Common Stock issued pursuant to the exercise of such additional Options to purchase Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.01%

*These options have been promised to key personnel and remain subject to the establishment of the 2024 Equity Incentive Plan, receipt of board approval and the execution of definitive documentation.

Voting and Control

As a condition of subscribing to this Offering, the Co-Issuer (and thus investors in this Offering) will become a party to the Stockholders Agreement as entered into by and among the Company and the Company's stockholders. The material terms of these agreements are summarized below. See Exhibit F for the full terms of the Stockholders Agreement.

The Issuer is a party to a certain Stockholders Agreement, dated as of June 11, 2023, under which the Company and the initial holders of Common Stock (now owners of the Class A Common Stock) agreed to, among other things (i) voting provisions regarding the Board, including the size of the Board (three (3) directors) and composition of the Issuer's board of directors, with the Founder and Co-Founders each entitled to designate one representative on the Issuer's Board of Directors, so long as they own at least seven percent (7%) of the issued and outstanding capital stock of the Issuer.

Voting and Control

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only Class B Common Stock and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Steve Nouri	14,100,000 shares of Class A Common Stock	47.00%
Jay Allardyce	7,950,000 shares of Class A Common Stock	26.50%
Rotem Alaluf	7,950,000 shares of Class A Common Stock	26.50%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	N/A	3,000*	N/A	June 11, 2023	Section 4(a)(2)

*On June 25, the Company effected a 10,000 to 1 forward stock split after creating additional classes of capital stock, including Class A Common Stock and Class B Common Stock. All of these shares of Common Stock were converted into 30,000,000 shares of Class A Common Stock

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Company does not have any outstanding debt.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) The Company has made payments to Wand Synthesis AI, Inc. and its affiliate, entities for which Rotem Alalauf, a Founder and Director of the Company, is the founder and CEO, for services provided to the Company. These payments totaled $10,000 and $5,000 in 2024 and 2023, respectively.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit G</u>.

Cash and Cash Equivalents

As of July 31, 2024, the Company had an aggregate of approximately $150,815 in cash and cash equivalents, and when combined with the Company's current monthly operating performance, leaves the Company with approximately 6 to 12 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Company may concurrently raise additional capital by offering to sell securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit G</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://genai.works.

The Company must continue to comply with the ongoing reporting requirements until:

    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

GenAI Works, Inc.
(Issuer)

By:/s/Steve Nouri
(Signature)

Steve Nouri
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Steve Nouri
(Signature)

Steve Nouri
(Name)

Director
(Title)

August 19, 2024
(Date)

/s/James R. Allardyce, Jr.
(Signature)

James R. Allardyce, Jr.
(Name)

Director
(Title)

August 19, 2024
(Date)

/s/ Rotem Alaluf
(Signature)

Rotem Alaluf
(Name)

Director
(Title)

August 19, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)


Invest in the World's Largest AI Community

Empower the AI revolution by investing in the ultimate AI resource: Generative AI Works. Founded on the principle of democratizing knowledge during the AI wave, GenAI.Works helps individuals discover, learn, and grow, building the infrastructure for the AI era. Invest in GenAI today and be part of the evolution. Your investment fuels innovation and growth in AI technology and education.

INVEST NOW   Offering Circular Form C



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WHY NOW

$4.4 trillion
in annual economic value

AI is poised to create **$4.4 trillion** in annual economic value, outpacing the industrial revolution. As AI rapidly evolves, the world needs a resource to help navigate and capitalize on these changes.

The AI Revolution Is Creating Unprecedented Opportunities

SOLUTION

Meet the Ultimate AI Platform

Our mission is to provide a vibrant and inclusive ecosystem where AI enthusiasts, professionals, and industry leaders come together to explore, learn, and advance the field of artificial intelligence. Users can access the latest AI news and research, network with industry leaders, find job opportunities, and explore our marketplace of 2,500+ AI agents, AI events and courses.



STARTUPS
Improve brand reach and find new customers



CREATORS
Earn a following and monetize creations



BRANDS
Find tools, services, and talent



PEOPLE
Find jobs, learn new AI skills, and network with the AI community

Generative AI Is the Fastest Growing AI Community

How much do people want an AI hub? Ours is the fastest-growing digital community in the world.

Building the knowledge infrastructure for the AI era

50,000 +
Beehiive Subscribers

2 MILLION +
LinkedIn Newsletter Subscribers

4 MILLION +
LinkedIn Members

300,000
New Followers a Month



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Trusted by the Leading AI Brands

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Customers.ai

Our Roadmap to Scale

Leveraging the flywheel model, GenAI.Works plans to expand through targeted marketing, strategic partnerships, and innovative product development.



May **2024**	GenAI Merch Store
AI Ranking	July **2024**
August **2024**	GenAI Community
GenAI Hackathon	October **2024**
October **2024**	GenAI Job Hunt
GenAI Smart Search	February **2025**
Mar **2025**	GenAI Council

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START INVESTMENT

Expert Leadership and Visionary Founders

Our team is made up of top AI influencers, technologists, and growth experts dedicated to building the most dynamic AI community in the world.



Steve Nouri
CEO & Founder

Bio +



Rotem Alaluf
Co-Founder & Tech Advisor

Bio +



Jay Allardyce
Co-Founder & Growth Advisor

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Anastasiia Shapovalova
VP of Operations - GenAI.Works

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FAQs

∧ **Why invest in startups?**

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

∧ **How much can I invest?**

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

∧ **How do I calculate my net worth?**

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

∧ **What are the tax implications of an equity crowdfunding investment?**

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?

The Common Stock (the "Shares") of Genai Works, Inc. (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or

eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

∧ **What relationship does the company have with DealMaker Securities?**

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

Join the Discussion



Disclaimer:

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and

objectives of the management of Rally (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.



EXHIBIT C
Subscription Agreement
(Attached)

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

TO: GenAI Works CF Investors SPV, LLC
      c/o GenAI Works, Inc.
      838 Walker Road, Suite 21-2
      Dover, DE 19904

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Security Interests (the "**Securities**"), of GenAI Works CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Class B Common Stock to be acquired from GenAI Works, Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to Class B Common Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

        (ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancelation right;

        (iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

        (iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $4,999,997.29, which includes a 3% Investor Fee on each transaction for the first $10,000 of an investment in the Offering (subject to a maximum fee of $300.00) (the "**Oversubscription Offering**"). The Company may accept subscriptions until April 30, 2025 (the "**Termination Date**"). Providing that subscriptions for $10,000.63 worth of Securities are received, which also includes a 3% Investor Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have

"knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such

other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the audited balance sheet of the Crowdfunding Issuer as at December 31, 2023 and the related statements of operations, changes in member's deficit and cash flows from inception until December 31, 2023 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the respective dates they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. CPA Auditor, Inc., who has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Company has had audited inception financials (the "**Inception Financial Statements**") audited by SetApart AC, an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   <u>Manner of Holding</u>. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   <u>Investment Limits</u>. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12

months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case

may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF GENAI WORKS, INC. ("GENAI WORKS"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN GENAI WORKS AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT GENAI WORKS' PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Class B Common Stock or any securities which may be converted into the Crowdfunding Issuer's Class B Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune

from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.   Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Dover, Delaware. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Dover, State of Delaware. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

> If to the Company, to:
>
> GenAI Works CF Investors SPV, LLC
> c/o GenAI Works, Inc.
> 838 Walker Road, Suite 21-2
> Dover, DE 19904
>
> If to the Crowdfunding Issuer, to:

GenAI Works, Inc.
838 Walker Road, Suite 21-2
Dover, DE 19904

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.   Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

GenAI Works CF Investors SPV, LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Common Stock of GenAI Works CF Investors SPV, LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class B Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

     GenAI Works CF Investors SPV, LLC

By:

     Authorized Signing Officer

EXHIBIT A

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

        (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: GenAI Works CF Investors SPV, LLC (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class B Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;
☐	(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;
☐	(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;
	(k.1)	an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;
	(k.2)	Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year
☐	(l)	an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;
☐	(m)	a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;
☐	(n)	an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;
☐	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;
☐	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;
	(q)	a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;
☐	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;
☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;
☐	(t)	a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;
☐	(u)	an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;
	(v)	a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐   (w)   a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

                (x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,

    A. whose primary purpose is to invest money provided by its securityholders,

    B. that does not invest,

        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or

        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and

    C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for <u>Individual</u> Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Class B Common Stock	Issuer: GenAI Works CF Investors SPV, LLC (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment

For more information about this investment / the Issuer:

Company Name: **GenAI Works CF Investors SPV, LLC**
Address: , , ,
Contact:
Email:
Telephone:

For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.

EXHIBIT C

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: GenAI Works CF Investors SPV, LLC (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i.   the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v.   the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                             By:
                                             (Signature)
                                             Name:
                                             (If signing on behalf of entity)
                                             Title:
                                             (If signing on behalf of entity)

EXHIBIT D

AML Certificate

By executing this document, the client certifies the following:

If an Entity:

1. I am the   of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

        (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

EXHIBIT E
Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in GenAI Works CF Investors SPV, LLC's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in GenAI Works CF Investors SPV, LLC's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

CERTIFICATE OF CORRECTION
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
GENAI WORKS, INC.

GenAI Works, Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**DGCL**"), hereby certifies as follows:

1. The name of the Corporation is GenAI Works, Inc.

2. An Amended and Restated Certificate of Incorporation of the Corporation (the "**Restated Certificate**") was filed with the Secretary of the State of Delaware on June 25, 2024, and such Restated Certificate requires correction as permitted by Section 103 of the DGCL.

3. The inaccuracy or defect of said Restated Certificate is the omission of a forward stock split of the Corporation's capital stock effected in conjunction with the corporate actions recorded in the Restated Certificate.

4. Article Fourth of the Restated Certificate is hereby corrected to read as follows:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 100,000,000 shares of common stock, par value $0.000000001 per share (the "**Common Stock**"). 50,000,000 shares of the authorized Common Stock are hereby designated "**Class A Common Stock**"; 50,000,000 shares of the authorized Common Stock are hereby designated "**Class B Common Stock**".

Upon the filing and effectiveness (the "**Effective Time**") pursuant to the DGCL of this Amended and Restated Certificate of Incorporation, each 1 share of Common Stock issued and outstanding immediately prior to the Effective Time shall be, automatically and without any action on the part of the respective holders thereof, be subdivided and converted into 10,000 shares of Class A Common Stock (the "**Forward Stock Split**"). No fractional shares shall be issued in connection with the Forward Stock Split. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("**Old Certificates**"), shall thereafter represent that number of shares of Class A Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been subdivided and converted.

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders (or by written consent of the stockholders in lieu of meeting), each holder of issued and outstanding shares of the Class A Common Stock shall be entitled to one vote for each such share held thereby. Except to the minimum extent as required by applicable law, the Class B Common Stock shall have no voting rights and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction to be signed by James R. Allardyce, Jr., its President, this 30th day of July, 2024.

By: _____
Name: James R. Allardyce, Jr.
Title: President

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:45 PM 07/30/2024
FILED 05:45 PM 07/30/2024
SR 20243279920 - File Number 7466541

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
GENAI WORKS, INC.

GenAI Works, Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**DGCL**"), hereby certifies as follows:

1. This Amended and Restated Certificate of Incorporation of the Corporation, attached hereto as Exhibit A (the "**Restated Certificate**") and incorporated herein by this reference, restates, integrates, and further amends the provisions of the Corporation's Certificate of Incorporation, filed with the Secretary of State on May 17, 2023.

2. This Restated Certificate has been duly adopted and approved by (a) the Corporation's Board of Directors in accordance with the provisions of Sections 242 and 245 of the DGCL, and (b) the Corporation's Stockholders in accordance with the provisions of Section 228 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate to be signed by James R. Allardyce, Jr., its President, this 25th day of June, 2024.

By: _____
Name: James R. Allardyce, Jr.
Title: President

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF GENAI WORKS, INC.

FIRST: The name of this corporation is GenAI Works, Inc. (the "**Corporation**").

SECOND: The address of the Corporation's registered office in the State of Delaware is 838 Walker Road, Dover, Delaware 19904. The name of the Corporation's registered agent at such address is Registered Agent Solutions, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the "**DGCL**").

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 100,000,000 shares of common stock, par value $0.000000001 per share (the "**Common Stock**"). 50,000,000 shares of the authorized Common Stock are hereby designated "**Class A Common Stock**"; 50,000,000 shares of the authorized Common Stock are hereby designated "**Class B Common Stock**". On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders (or by written consent of the stockholders in lieu of meeting), each holder of issued and outstanding shares of the Class A Common Stock shall be entitled to one vote for each such share held thereby. Except to the minimum extent as required by applicable law, the Class B Common Stock shall have no voting rights and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

***

EXHIBIT E
By-Laws
(Attached)

BYLAWS OF

GenAI Works, Inc.

Adopted June 11, 2023

TABLE OF CONTENTS

BYLAWS

ARTICLE I — MEETINGS OF STOCKHOLDERS

1.1   ***Place of Meetings***. Meetings of stockholders of GenAI Works Inc. (the "**Company**") shall be held at any place, within or outside the State of Delaware, determined by the Company's board of directors (the "**Board**"). The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the "**DGCL**"). In the absence of any such designation or determination, stockholders' meetings shall be held at the Company's principal executive office.

1.2   ***Annual Meeting***. An annual meeting of stockholders shall be held at such date and time as may be designated by resolution of the Board from time to time. Any other proper business may be transacted at the annual meeting. The Company shall not be required to hold an annual meeting of stockholders, *provided, that,* (i) the stockholders are permitted to act by written consent under the Company's certificate of incorporation and these bylaws, (ii) the stockholders take action by written consent to elect directors and (iii) the stockholders unanimously consent to such action or, if such consent is less than unanimous, all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

1.3   ***Special Meeting***. A special meeting of the stockholders may be called at any time by the Board, Chairperson of the Board, Chief Executive Officer or President (in the absence of a Chief Executive Officer) or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If any person(s) other than the Board calls a special meeting, the request shall: (i) be in writing; (ii) specify the time of such meeting and the general nature of the business proposed to be transacted; and (iii) be delivered personally or sent by registered mail or by facsimile transmission to the Chairperson of the Board, the Chief Executive Officer, the President (in the absence of a Chief Executive Officer) or the Secretary of the Company.

The officer(s) receiving the request shall cause notice to be promptly given to the stockholders entitled to vote at such meeting, in accordance with these bylaws, that a meeting will be held at the time requested by the person or persons calling the meeting. No business may be transacted at such special meeting other than the business specified in such notice to stockholders. Nothing contained in this paragraph of this Section 1.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board may be held.

1.4   ***Notice of Stockholders' Meetings***. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the written notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.

1.5   ***Quorum***. Except as otherwise provided by law, the certificate of incorporation or these bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock having 60% of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. Where a separate vote by a class or

series or classes or series is required, 60% of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation, these bylaws and/or the Stockholders Agreement (as defined below).

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, in the manner provided in Section 1.6 below, until a quorum is present or represented.

1.6   *Adjourned Meeting; Notice*. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

1.7   *Conduct of Business*. Meetings of stockholders shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by the Chief Executive Officer, or in the absence of the foregoing persons by the President, or in the absence of the foregoing persons by a Vice President, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting. The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business.

1.8   *Voting*. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 1.10 below, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock held by such stockholder which has voting power upon the matter in question. Voting at meetings of stockholders need not be by written ballot and, unless otherwise required by law, need not be conducted by inspectors of election unless so determined by the holders of shares of stock having 60%of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person or by proxy at such meeting. If authorized by the Board, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission (as defined in Section 7.2 below), *provided* that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

Except as otherwise required by law, the certificate of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of 60%of the voting power of the shares entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the Company's certificate of incorporation, these bylaws and/or the Stockholders Agreement, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of 60% of shares of

such class or series or classes or series shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of incorporation or these bylaws.

1.9 ***Stockholder Action by Written Consent Without a Meeting***. Unless otherwise provided in the certificate of incorporation, any action required by the DGCL to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

An electronic transmission (as defined in Section 7.2 below) consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written, signed and dated for purposes of this Section 1.9, *provided* that any such electronic transmission sets forth or is delivered with information from which the Company can determine (i) that the electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and (ii) the date on which such stockholder or proxy holder or authorized person or persons transmitted such electronic transmission.

In the event that the Board shall have instructed the officers of the Company to solicit the vote or written consent of the stockholders of the Company, an electronic transmission of a stockholder written consent given pursuant to such solicitation may be delivered to the Secretary or the President of the Company or to a person designated by the Secretary or the President. The Secretary or the President of the Company or a designee of the Secretary or the President shall cause any such written consent by electronic transmission to be reproduced in paper form and inserted into the corporate records.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Company as provided in Section 228 of the DGCL. In the event that the action which is consented to is such as would have required the filing of a certificate under any provision of the DGCL, if such action had been voted on by stockholders at a meeting thereof, the certificate filed under such provision shall state, in lieu of any statement required by such provision concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

1.10 ***Record Date for Stockholder Notice; Voting; Giving Consents***. In order that the Company may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date:

(i) in the case of determination of stockholders entitled to notice of or to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than sixty nor less than ten days before the date of such meeting;

(ii) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board; and

(iii)   in the case of determination of stockholders for any other action, shall not be more than 60 days prior to such other action.

If no record date is fixed by the Board:

(i)   the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(ii)   the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting when no prior action of the Board is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company in accordance with applicable law, or, if prior action by the Board is required by law, shall be at the close of business on the day on which the Board adopts the resolution taking such prior action; and

(iii)   the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, *provided* that the Board may fix a new record date for the adjourned meeting.

1.11   ***Proxies***. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

1.12   ***List of Stockholders Entitled to Vote***. The officer who has charge of the stock ledger of the Company shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten days prior to the meeting: (i) on a reasonably accessible electronic network, *provided* that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Company's principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

ARTICLE II — DIRECTORS

2.1   ***Powers***. The business and affairs of the Company shall be managed by or under the direction of the Board, except as may be otherwise provided in the DGCL or the Company's certificate of incorporation.

2.2   ***Number of Directors***. The Board shall consist of up to three (3) members, each of whom shall be a natural person. The number of directors may be changed from time to time by resolution of the Stockholders, subject to the provisions of that certain Stockholders Agreement, dated June 11, 2023, by and between the Company and all stockholders (as may be amended, modified or supplemented from time to time, the "**Stockholders Agreement**"). No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

2.3   ***Election, Qualification and Term of Office of Directors***. Except as provided in **Section 2.4** below, and subject to **Sections 1.2** and **1.9** above, as well as to the provisions of the Stockholders Agreement, directors shall be elected at each annual meeting of stockholders. Directors need not be stockholders unless so required by the certificate of incorporation, these bylaws or the Stockholders Agreement. The certificate of incorporation, these bylaws and/or the Stockholders Agreement may prescribe other qualifications for directors. Each director shall hold office until such director's successor is elected in accordance with this **Section 2.3** and qualified or until such director's earlier death, resignation or removal.

2.4   ***Resignation and Vacancies***. Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation, these bylaws and/or the Stockholders Agreement, if a director resigns from the Board, effective at a future date, then a majority of the directors then in office, including that who has submitted a letter of resignation, shall have power to fill such vacancy, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws, and/or the Stockholders Agreement:

(i)   Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(ii)   Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the Company should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 20% of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office and until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5 **Place of Meetings; Meetings by Telephone**. The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

2.6 **Conduct of Business**. Meetings of the Board shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

2.7 **Regular Meetings**. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

2.8 **Special Meetings; Notice**. Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or any two directors.

Notice of the time and place of special meetings shall be: (i) delivered personally by hand, by courier or by telephone; (ii) sent by United States first-class mail, postage prepaid; (iii) sent by facsimile; or (iv) sent by electronic mail,

directed to each director at that director's address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the Company's records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Company's principal executive office) nor the purpose of the meeting.

2.9 **Quorum; Voting**. At all meetings of the Board, a majority of the total authorized number of directors shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the certificate of incorporation, these bylaws or the Stockholders Agreement.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

2.10 ***Board Action by Written Consent Without a Meeting***. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.11 ***Fees and Compensation of Directors***. Unless otherwise restricted by the Company's certificate of incorporation or these bylaws, the Board shall have the authority to fix the compensation of directors.

2.12 ***Removal of Directors***. Unless otherwise restricted by statute, the Company's certificate of incorporation, these bylaws and/or the Stockholders Agreement, any director or the entire Board may be removed, with or without cause, by the holders of 60% of the shares then entitled to vote at an election of directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

ARTICLE III — COMMITTEES

3.1 ***Committees of Directors***. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, provided, however, that each member of the Board shall have the right to serve on each committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Company.

3.2 ***Committee Minutes***. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

3.3 ***Meetings and Actions of Committees***. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of: (i) **Section 2.5** above (*Place of Meetings; Meetings by Telephone*); (ii) **Section 2.7** above (*Regular Meetings*); (iii) **Section 2.8** above (*Special Meetings; Notice*); **Section 2.9** above (*Quorum; Voting*); (iv) **Section 2.10** above (*Board Action by Written Consent Without a Meeting*); and (v) **Section 7.5** below (*Waiver of Notice*), all with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. *However*:

(i)   the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii)   special meetings of committees may also be called by resolution of the Board; and

(iii)   notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE IV — OFFICERS

4.1   ***Officers***. The officers of the Company shall be a President and a Secretary. The Company may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Executive Officer, one or more Vice Presidents, a Chief Financial Officer, a Treasurer, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

4.2   ***Appointment of Officers***. The Board shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of **Section 4.3** below.

4.3   ***Subordinate Officers***. The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Company may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

4.4   ***Removal and Resignation of Officers***. Any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board at any regular or special meeting of the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

4.5   ***Vacancies in Offices***. Any vacancy occurring in any office of the Company shall be filled by the Board or as provided in **Section 4.3** above.

4.6   ***Representation of Shares of Other Corporations***. Unless otherwise directed by the Board, the President or any other person authorized by the Board or the President is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares of any other corporation or corporations standing in the name of the Company. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

4.7   ***Authority and Duties of Officers***. Except as otherwise provided in these bylaws, the officers of the Company shall have such powers and duties in the management of the Company as may be designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

ARTICLE V — INDEMNIFICATION

5.1   ***Indemnification of Directors and Officers in Third Party Proceedings***. Subject to the other provisions of this **Article V**, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

5.2   ***Indemnification of Directors and Officers in Actions by or in the Right of the Company***. Subject to the other provisions of this **Article V**, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

5.3   ***Successful Defense***. To the extent that a present or former director or officer of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in **Section 5.1** or **Section 5.2** above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

5.4   ***Indemnification of Others***. Subject to the other provisions of this **Article V**, the Company shall have power to indemnify its employees and agents to the extent not prohibited by the DGCL or other applicable law. The Board shall have the power to delegate to such person or persons the determination of whether employees or agents shall be indemnified.

5.5   ***Advanced Payment of Expenses***. Expenses (including attorneys' fees) incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this **Article V** or the DGCL. Such expenses (including attorneys' fees) incurred by former directors and officers or other

employees and agents may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding referenced in **Section 5.6(ii)** or **Section 5.6(iii)** below prior to a determination that the person is not entitled to be indemnified by the Company.

5.6   *Limitation on Indemnification*. Subject to the requirements in **Section 5.3** above and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this **Article V** in connection with any Proceeding (or any part of any Proceeding):

(i)   for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii)   for an accounting or disgorgement of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(iii)   for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the Securities Exchange Act of 1934, as amended (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "**Sarbanes-Oxley Act**"), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(iv)   initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (a) the Board authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (c) otherwise required to be made under **Section 5.7** below or (d) otherwise required by applicable law; or

(v)   if prohibited by applicable law.

5.7   *Determination; Claim*. If a claim for indemnification or advancement of expenses under this **Article V** is not paid by the Company or on its behalf within 90 days after receipt by the Company of a written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. To the extent not prohibited by law, the Company shall indemnify such person against all expenses actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this **Article V**, to the extent such person is successful in such action, and, if requested by such person, shall advance such expenses to such person, subject to the provisions of **Section 5.5** above. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

5.8   *Non-Exclusivity of Rights*. The indemnification and advancement of expenses provided by, or granted pursuant to, this **Article V** shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or

agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

5.9   *Insurance*. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

5.10   *Survival*. The rights to indemnification and advancement of expenses conferred by this **Article V** shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

5.11   *Effect of Repeal or Modification*. Any amendment, alteration or repeal of this **Article V** shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to such amendment, alteration or repeal.

5.12   *Certain Definitions*. For purposes of this **Article V**, references to the "**Company**" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this **Article V** with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this **Article V**, references to "**other enterprises**" shall include employee benefit plans; references to "**fines**" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "**serving at the request of the Company**" shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "**not opposed to the best interests of the Company**" as referred to in this **Article V**.

ARTICLE VI — STOCK

6.1   *Stock Certificates; Partly Paid Shares*. The shares of the Company shall be represented by certificates, *provided* that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Company by the Chairperson of the Board or Vice-Chairperson of the Board, or the President or a Vice-President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile/electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Company in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Company shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2   ***Special Designation on Certificates***. If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; *provided* that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Company shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this **Section 6.2** or Sections 156, 202(a) or 218(a) of the DGCL or with respect to this **Section 6.2** a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3   ***Lost Certificates***. Except as provided in this **Section 6.3**, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4   ***Dividends***. The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation.

The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5   ***Stock Transfer Agreements***. The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.6   ***Registered Stockholders***. The Company:

(i)   shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner;

(ii)   shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares; and

(iii)   shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

6.7   ***Transfers***. Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

6.8   ***Restrictions on the Issuance of Stock***. No shares of the Company's capital stock shall be issued, whether for cash, property, services or otherwise, unless such issuance is approved by holders of 80% of the voting power of the shares entitled to vote thereon. Prior to any vote on any proposed issuance of shares of stock of the Company, all holders of stock shall be provided with reasonable notice of such proposed issuance, including relevant information regarding the terms and purpose thereof, and any potential impacts thereby on the Company's capital stock or on existing holders' rights. Any issuance made in violation of this **Section 6.8** shall be deemed voidable at the option of the Company or of any affected holder.

ARTICLE VII — MANNER OF GIVING NOTICE AND WAIVER

7.1   ***Notice of Stockholder Meetings***. Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the Company's records. An affidavit of the Secretary or an Assistant Secretary of the Company or of the transfer agent or other agent of the Company that the notice has been given shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

7.2   ***Notice by Electronic Transmission***. Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the certificate of incorporation or these bylaws, any notice to stockholders given by the Company under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any such consent shall be deemed revoked if:

(i)   the Company is unable to deliver by electronic transmission two consecutive notices given by the Company in accordance with such consent; and

(ii)   such inability becomes known to the Secretary or an Assistant Secretary of the Company or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Company that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

An "**electronic transmission**" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3   *Notice to Stockholders Sharing an Address*. Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice.

7.4   *Notice to Person with Whom Communication is Unlawful*. Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.5   *Waiver of Notice*. Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII — GENERAL MATTERS

8.1   *Fiscal Year*. The fiscal year of the Company shall be the calendar year unless otherwise determined by resolution of the Board and may be changed by the Board.

8.2   *Seal*. The Company may adopt a corporate seal, which shall be in such form as may be approved from time to time by the Board. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

8.3   *Annual Report*. The Company shall cause an annual report to be sent to the stockholders of the Company to the extent required by applicable law. If and so long as there are fewer than 100 holders of record of the Company's shares, the requirement of sending an annual report to the stockholders of the Company is expressly waived (to the extent permitted under applicable law).

8.4   *Construction; Definitions*. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

ARTICLE IX — AMENDMENTS

These bylaws may be adopted, amended or repealed by the stockholders entitled to vote. However, the Company may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

A bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board.

****

CERTIFICATE OF ADOPTION OF BYLAWS
OF
GENAI WROKS INC.

ADOPTION BY INCORPORATOR

The undersigned person appointed in the certificate of incorporation to act as the Incorporator of GenAI Works, Inc., a Delaware corporation, hereby adopts the foregoing bylaws as the bylaws of the corporation.

Executed on June 11, 2023.

INCORPORATOR:

DocuSigned by:

Rotem Alaluf

2CFDAC148016454...

Mr. Rotem Alaluf

CERTIFICATE BY SECRETARY OF ADOPTION BY INCORPORATOR

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary of GenAI Works, Inc., a Delaware corporation, and that the foregoing bylaws were adopted as the bylaws of the corporation on May 19, 2023, by the person appointed in the certificate of incorporation to act as the Incorporator of the corporation.

Executed on June 11, 2023.

SECRETARY:

DocuSigned by:

679FAA4E82614E8...

Mr. James R. Allardyce, Jr.

EXHIBIT F
Stockholders Agreement
(Attached)

This Stockholders Agreement (this "**Agreement**") is made as of June 11, 2023, by and among GenAI Works, Inc., a Delaware corporation (the "**Company**"), each holder of the Company's Common Stock, $0.00001 par value per share (the "**Common Stock**"), listed on **Schedule A** (each, a "**Stockholder**", and collectively, the "**Stockholders**").

RECITALS:

A. Concurrently with the execution of this Agreement, the Company and each of the Stockholders are entering into a Founder Stock Subscription and Repurchase Agreement providing for the sale of shares of the Company's Common Stock to such Stockholder, and, in connection therewith, the parties hereto desire to provide the Stockholders with the right, among other rights, to designate the election of certain members of the Company's Board of Directors (the "**Board**") in accordance with the terms of this Agreement.

B. The bylaws of the Company (as the same may be amended and/or restated from time to time, the "**Bylaws**") provides that the holders of record of the issued and outstanding stock capital of the Company shall be entitled to elect up to three (3) directors of the Company (each, a "**Director**").

NOW, THEREFORE, the parties hereto agree as follows:

1. **Voting Provisions Regarding the Board**

1.1 Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain up to three (3) directors. For purposes of this Agreement, the term "**Shares**" shall mean and include any securities of the Company that the holders of which are entitled to vote for members of the Board, including, without limitation, all shares of Common Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 3 below, the following persons shall be elected to the Board:

(a) for so long as Steve Nouri ("**Steve**") holds shares equal to at least seven percent (7%) of the Company's issued and outstanding capital stock, on an as-converted basis, one (1) Director will be designated, from time to time, by Steve, with such Person initially being Steve himself;

(b) for so long as Rotem Alaluf ("**Rotem**") holds shares equal to at least seven percent (7%) of the Company's issued and outstanding capital stock, on an as-converted basis, one (1) Director will be designated, from time to time, by Rotem, with such Person initially being Rotem himself;

(c) for so long as James R. Allardyce, Jr. ("**Jay**") holds shares equal to at least seven percent (7%) of the Company's issued and outstanding capital stock, on an as-converted basis, one (1) Director will be designated, from time to time, by Jay, with such Person initially being Jay himself;

To the extent that any of clauses (a) through (c) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the Stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Company's certificate of incorporation and the Bylaws.

For purposes of this Agreement, (a) an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person; and (b) if the Stockholder is a natural person, the following shall also be deemed an "Affiliate": (i) any child, parent, spouse, sibling, or any other relative approved by the Board of Directors of the Company, or any custodian, trustee or trust for the benefit of such individual Stockholder and/or any of the foregoing family members, or (ii) any entity wholly-owned by such individual Stockholder. Without derogating any of the foregoing, if such Person is a limited or general partnership, the term "Affiliate" shall also (i) include any entity or group of related entities which is purchasing from such partnership a significant portion of its portfolio company holdings, and (ii) any limited partner (or an Affiliate thereof) of such Person.

1.3   Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a Director as specified above, the director previously designated by them and then serving shall be reelected if still eligible and willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until otherwise filled as provided above.

1.4   Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)   no Director elected pursuant to Section 1.2 above may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person(s) entitled under Section 1.1 above to designate that Director; or (ii) the Person(s) originally entitled to designate or approve such Director or occupy such Board seat pursuant to this Section 1 is no longer so entitled to designate or approve such Director or occupy such Board seat;

(b)   any vacancies created by the resignation, removal or death of a Director elected pursuant to Section 1.2 above shall be filled pursuant to the provisions of this Section 1; and

(c)   upon the request of any Person(s) entitled to designate a Director as provided in Section 1.2 above to remove such Director, such Director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Section 1, and the Company agrees at the request of any Person or group entitled to designate Directors to call a special meeting of stockholders for the purpose of electing Directors.

1.5   Committees. Each Director shall be entitled, in such individual's discretion, to serve on each committee of the Board, other than any special committee formed for the purpose of evaluating any matter or transaction as to which such Director has or may have a conflict of interest.

1.6   No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2.   **Remedies**

2.1   Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that

the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the Directors as provided in this Agreement.

2.2   Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the representative to be designated by the Board, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the size and composition of the Board pursuant to Section 1 above, votes to increase authorized shares pursuant to Section 1 above, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares of the Company pursuant to and in accordance with the terms and provisions of Section 1 above or to take any action reasonably necessary to effect Section **Error! Reference source not found.**1 above. Each of the proxy and power of attorney granted pursuant to this Section 2.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to the terms hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter (in each case, other than proxies and powers of attorney with respect to Shares entered into by any Stockholder for the benefit of the Company under which the Company's chief executive officer or other representative designated by the Board is the designated proxy and which shall no derogate from the provisions of this Section 2.2), unless and until this Agreement terminates or expires pursuant to the terms hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

2.3   Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

2.4   Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

3.   **"Bad Actor" Matters**

3.1   Definitions. For purposes of this Agreement:

(a)   "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b)   "**Disqualified Designee**" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c)   "**Disqualification Event**" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

(d)   "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

3.2   Representations. Each Person with the right to designate or participate in the designation of a Director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Director designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

3.3   Covenants. Each Person with the right to designate or participate in the designation of a Director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1 above, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

4.   **Term**. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company, *provided* that the provisions of Section 3 above will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 above with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Section 5.8 below.

5.   **Miscellaneous**

5.1   Additional Parties

(a)   Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of capital stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering (i) the Adoption Agreement, substantially in the form attached to this Agreement as **Exhibit A** (the "**Adoption Agreement**"), or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as a Stockholder hereunder. In either event, each such person shall thereafter be deemed a Stockholder for all purposes under this Agreement.

(b)   In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person, following which such Person shall hold Shares constituting one percent (1%) or more of the then outstanding capital stock of the Company (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing the Adoption Agreement, agreeing to be bound by and subject to the terms of this

Agreement as a Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

5.2   Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering the Adoption Agreement. Upon the execution and delivery of the Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be a Stockholder. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 5.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 5.12 below.

5.3   Successors and Assigns. Subject to this Section 5.3, this Agreement is personal to the parties and no party shall: (i) assign any of its rights under this Agreement; (ii) transfer any of its obligations under this Agreement; (iii) sub-contract or delegate any of its obligations under this Agreement; or (iv) charge or deal in any other manner with this Agreement or any of its rights or obligations. A Stockholder may assign the whole or part of any of its rights in this Agreement to any of its Affiliates who has received a transfer of shares of the capital stock of the Company from such Stockholder; *provided* that (a) such transfer is made in compliance with the terms of this Agreement and the Bylaws, and (b) any such assignment to such Affiliate shall be subject to and conditioned upon any such assignee's compliance with the terms of Section 5.2 above. Subject to the foregoing, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.4   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

5.5   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, *e.g.*, www.docusign.com), or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.6   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.7   Notices

(a)   General. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A hereto, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or, in any case may be, to such email address or address as subsequently modified by written notice given in accordance with this Section 5.7. If notice is given to the Company, a copy (which shall not

constitute notice) shall also be sent to Yoav Etzyon, Adv., from APM & Co., at APM House, 18 Raoul Wallenberg St., Building D, Tel Aviv, Israel 6971915, Tel Aviv, Israel, e-mail: Yoav@apm.law.

(b)   Consent to Electronic Notice. Each Stockholder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "DGCL"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Stockholder's name on **Schedule A** hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice is given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Stockholder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

5.8   Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 4 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the holders of 60% of the shares of Common Stock issued and outstanding. Notwithstanding the foregoing:

(a)   this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived to the extent such amendment or waiver directly or indirectly result in any adverse effect with respect to any the rights, preferences or privileges of any specific Stockholder (*provided*, *that*, the creation of class of shares of stock as part of an equity investment transaction that has senior liquidation preference, including the right of class to appoint one or more directors, shall not, in and of itself, constitute such direct or indirect adverse effect) without the written consent of such Stockholder;

(b)   this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived to the extent such amendment or waiver directly or indirectly result in any adverse effect with respect to any the rights, preferences or privileges of stockholders of a specific class of shares (*provided*, *that*, the creation of class of shares of stock as part of an equity investment transaction that has senior liquidation preference, including the right of class to appoint one or more directors, shall not, in and of itself, constitute such direct or indirect adverse effect) unless such amendment, modification, termination or waiver applies to all such stockholders in the same fashion;

(c)   **Schedule A** hereto may be amended by the Company from time to time in accordance with Sections 5.1 and 5.2 above, in each case, to add information about additional parties or permitted transferees without the consent of the other parties hereto; and

(d)   any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Without limiting the provisions of Sections 5.1 through 5.3 above, any amendment, modification, termination, or waiver effected in accordance with this Section 5.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Section 5.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

5.9   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor

shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.11   Entire Agreement. This Agreement (including the Exhibits hereto), the Company's certificate of incorporation and the Bylaws constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

5.12   Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

"THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates, instruments, or book entries evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 5.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entries evidencing the Shares to be notated with the legend required by this Section 5.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

5.13   Stock Splits, Dividends and Recapitalizations. In the event of any issuance of Shares or the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Section 5.12 above.

5.14   Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

5.15   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

5.16   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon

this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION 5.16 HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

     5.17   <u>Costs of Enforcement</u>. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

     5.18   <u>Aggregation of Stock</u>. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement as of the date first written above.

COMPANY:

GENAI WORKS, INC.

By: _____

       Names: James R. Allardyce, Jr.
       Title: President

STOCKHOLDERS:

_____
Signature
Name: Steve Nouri

_____
Signature
Name: Rotem Alaluf

_____
Signature
Name: James R. Allardyce, Jr.

SCHEDULE A

<u>STOCKHOLDERS</u>

<u>INTENTIONALLY OMITTED</u>

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on [●], by the undersigned (the "**Holder**") pursuant to the terms of that certain Stockholders Agreement dated as of [●], 2023 (the "**Agreement**"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1   Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**"), from a party in such party's capacity as a "Stockholder" bound by the Agreement, and after such transfer, Holder shall be considered a "Stockholder" for all purposes of the Agreement.

1.2   Agreement. Holder hereby (a) agrees that the Stock, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3   Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or electronic mail address listed below Holder's signature hereto.

HOLDER: _____   **ACCEPTED AND AGREED**:

By: _____   **GENAI WORKS, INC.**
    Name and Title of Signatory

Address: _____   By: _____

_____   Name: _____

Email Address: _____   Title: _____

EXHIBIT G
Financial Statements
(Attached)

GenAI Works, Inc

(a Delaware Corporation)

AUDITED
FINANCIAL STATEMENTS

**FROM INCEPTION MAY 17, 2023
TO DECEMBER 31, 2023**

TOGETHER WITH
INDEPENDENT AUDITORS' REPORT

CPA Auditor, Inc.

GenAI Works, Inc

TABLE OF CONTENTS



505 Montgomery Street, 10th floor, San Francisco, CA 94111, 650-290-2941, abhi@cpaauditor.com, www.cpaauditor.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
GenAI Works, Inc.
838 Walker Road, Suite 21-2
Dover, DE 1990

Opinion

We have audited the accompanying financial statements of GenAI Works, Inc (a Delaware Corporation) which comprise the balance sheet as of December 31, 2023, and the related statement of operations, changes in stockholders' equity and cash flows for the period from inception May 17, 2023 to December 31, 2023, and the related notes to the financial statement.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of GenAI Works, Inc., as of December 31, 2023, and the results of its operations and its cash flows for the period from inception May 17, 2023 to December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GenAI Works, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GenAI Works, Inc's ability to continue as a going concern within one year from the date the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.



- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Premium Port Wines, Inc's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Premium Port Wines, Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Cpa Auditor, Inc.

CpaAuditor, Inc.
San Francisco, California
July 16, 2024

GenAI Works, Inc
Balance Sheet
December 31, 2023

ASSETS

	2023
CURRENT ASSETS	
Cash and cash equivalents	$ 72,182
TOTAL ASSETS	**72,182**

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Income tax payable	15,709
Total liabilities	15,709
STOCKHOLDERS' EQUITY	
Common stock, $0.00001 par value, 10,000 shares authorized, and 0 issued and outstanding	-
Retained earnings	56,473
Total stockholders' equity	56,473
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 72,182**

GenAI Works, Inc
Statement of Operations
From inception May 17, 2023 to December 31, 2023

	2023
REVENUES	
Gross sales	$ 121,876
Gross Revenue	121,876
EXPENSES	
Software dues and subscription	29,923
Consulting expense	13,599
Bank and stripe fees	3,537
Professional fees	2,242
Advertising	393
Total Expenses	49,694
INCOME BEFORE INCOME TAXES	72,182
Provision for income taxes	(15,709)
NET INCOME	$ 56,473

GenAI Works, Inc
Statement of Stockholders' Equity
From inception May 17, 2023 to December 31, 2023

	Common Stock	Retained Earnings	Stockholders' Equity
Balance, May 17, 2023	$ -	$ -	$ -
Net Income	-	56,473	56,473
Balance, December 31, 2023	$ -	$ 56,473	$ 56,473

GenAI Works, Inc
Statement of Cash Flows
From inception May 17, 2023 to December 31, 2023

	2023
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 56,473
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Changes in assets and liabilities:	
Income tax payable	15,709
Net Cash Provided by Operating Activities	72,182
Net change in cash and cash equivalents	72,182
CASH AND CASH EQUIVALENTS, beginning balance	-
CASH AND CASH EQUIVALENTS, ending balance	$ 72,182
SUPPLEMENTAL CASH-FLOW INFORMATION	
Cash paid during the year for -	
Interest	$ -
Income tax	$ -

1. **Summary of Significant Accounting Policies:**

Nature of Business – GenAI Works, Inc., ("GenAI") a Delaware corporation, was incorporated on May 17, 2023. GenAI provides AI courses and marketing services to individuals and corporations.

Basis of Accounting – GenAI prepares the consolidated financial statements using accrual basis of accounting in conformity with the generally accepted accounting principles in the United States of America. The expenses are recorded when the benefits and services are received.

Estimates Included in the Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash consists of interest and non-interest-bearing accounts with one financial institution. GenAI considers all highly liquid investments with an original maturity of three-months or less from the date of purchase to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Accounts and Credit Cards Payable – Accounts and credit cards payable are recorded when goods or benefits are received. The carrying amount of accounts and credit card payable in the balance sheet approximates its fair value.

Revenue Recognition – GenAI adopted new accounting standard, as amended, regarding revenue from contracts with customers using the modified retrospective approach. This standard provides guidance on recognizing revenue, including a

five-step model to determine when revenue recognition is appropriate. The adoption of this standard did not have a material impact on the financial position and results of operations.

GenAI receives revenue from the sale of marketing services and educational courses related to artificial intelligence. Revenue is recognized when the service or course is provided and no other significant obligation of GenAI exists and collectability is reasonable assured.

The Financial Accounting Standard Board (FASB) issued Accounting Standards Update (ASU) "Revenue from Contracts with Customers." This standard, along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which entity expects to be entitled in exchange for goods or services.

GenAI applies the five-step approach outlined in the new revenue standard:
- Identify the contract with a customer;
- Identify the performance obligations in the contract;
- Determine the transaction price;
- Allocate the transaction price to the performance obligations in the contract; and
- Recognize revenue when (or as) GenAI satisfies a performance obligation at a point in time.

Advertising – Advertising costs are expensed as incurred. These costs include advertising expenses. Advertising cost was $393 for the year ended December 31, 2023.

Income Taxes – GenAI has elected to be taxed under the chapter C of the Internal Revenue Code. Income of GenAI is reported in its income tax return.

At December 31, 2023, GenAI did not have any tax benefit disallowed under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") FASB ASC 740, Income Taxes and no amounts have been recognized for

potential interests and penalties. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with the tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax position not meeting the "more likely than not" test, no tax benefit is recorded.

Current tax expense for the year presented are comprised of the tax for Federal and the States in which GenAI operates based on tax rates for taxable income.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. GenAI has temporary differences which are immaterial and thus determines it impractical to recognize such in the consolidated financial statements.

GenAI files its income tax returns in the United States Federal, state of Delaware.

Fair Value of Financial Instruments – The carrying amounts of financial instruments including cash, and income tax payable approximate fair value as of December 31, 2023, because of the relatively short maturity of these instruments.

2. Concentration of Credit Risk

Financial instruments that potentially subject GenAI to concentrations of credit risk consist principally of deposits greater than $250,000 for interest bearing accounts with each financial institution that is a member of Federal Deposit Insurance Corporation ("FDIC"), and security deposits greater than $500,000 ($250,000 in cash) with each financial institution that is a member of Securities Investor Protection Corporation ("SIPC").

GenAI has no cash balances on deposit on December 31, 2023 that exceeded the balance insured by the FDIC. Managements periodically review their cash policies and believe any potential accounting loss is minimal.

3. Contingencies, Risks and Uncertainties

Services and products are concentrated in an industry which is characterized by significant competition, rapid technological advances, changes in customer requirements and evolving regulatory requirements and industry standards. The success of GenAI depends on management's ability to anticipate and to respond quickly and adequately to technological developments in the industry, changes in customer requirements or changes to industry standards. Any significant delays in the development or introduction of services could have a material adverse effect on business and operating results.

In the normal course of business, GenAI may be subject to various claims and lawsuits and intends to defend any claims and lawsuits vigorously.

Certain factors beyond GenAI's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the consolidated financial condition and the results of its operations.

4. Subsequent Events

In July 2024, GenAI amended its Certificate of Incorporation and completed a 10,000 to 1 forward stock split. As a part of this, it authorized the following shares of stock: 50,000,000 shares of Class A Common Stock and 50,000,000 shares of Class B Common Stock, the latter of which has no voting rights.

GenAI has evaluated subsequent events through July 16, 2024, the date on which the financial statements were available to be issued. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with the accounting principles generally accepted in the United States of America. GenAI has determined that there are no unrecognized subsequent events that require additional disclosures.

GENAI WORKS CF INVESTORS SPV, LLC

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED

JULY 8, 2024 (INCEPTION DATE)

INDEX TO FINANCIAL STATEMENTS



**INDEPENDENT AUDITORS' REPORT**

To the Board of Directors
GenAI Works CF Investors SPV, LLC
Lewes, Delaware

Opinion

We have audited the financial statements of GenAI Works CF Investors SPV, LLC, which comprise the balance sheet as of July 8, 2024 (Inception Date), and the related statement of operations, changes in members' equity, and cash flows for the period ended July 8, 2024 (Inception Date) and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of GenAI Works CF Investors SPV, LLC, as of July 8, 2024 (Inception Date), and the results of its operations and its cash flows for the period ended July 8, 2024 (Inception Date) in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GenAI Works CF Investors SPV, LLC, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GenAI Works CF Investors SPV, LLC's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if,

individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GenAI Works CF Investors SPV, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about GenAI Works CF Investors SPV, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

SetApart Accountancy Corp.

August 09, 2024
Los Angeles, California

GENAI WORKS CF INVESTORS SPV, LLC
BALANCE SHEET

As of July 8,		2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	-
Total Current Assets		**-**
Total Assets	$	**-**
LIABILITIES AND MEMBERS' EQUITY		
Total Liabilities	$	**-**
MEMBERS' EQUITY		
Members' Equity		-
Total Members' Equity		**-**
Total Liabilities and Members' Equity	$	**-**

See accompanying notes to financial statements.

For The Period Ended July 8,	2024
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit/ (Loss)	-
Operating Expenses	
General And Administrative	-
Sales And Marketing	-
Total Operating Expenses	-
Net Operating Income/(Loss)	-
Interest Expense	-
Other Loss/(Income)	-
Income/(Loss) Before Provision For Income Taxes	-
Provision/(Benefit) For Income Taxes	-
Net Income/(Net Loss)	$ -

See accompanying notes to financial statements.

(USD $ in Dollars)	Members' Equity
Opening Balnace - July 8, 2024	$ -
Net Income/(Loss)	-
Closing Balance - July 8, 2024	$ -

See accompanying notes to financial statements.

For The Period Ended July 8,	2024
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/Loss)	$ -
Net Cash Provided/Used In Operating Activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided/Used In Investing Activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided/Used In Financing Activities	**-**
Change In Cash and Cash Equivalents	**-**
Cash and Cash Equivalents—Beginning Of Year	-
Cash and Cash Equivalents—End Of Year	$ **-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	$ -

See accompanying notes to financial statements

1. NATURE OF OPERATIONS

GenAI Works CF Investors SPV, LLC was formed on July 8, 2024, in the state of Delaware. The financial statements of GenAI Works CF Investors SPV, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Washington, D.C.

GenAI Works CF Investors SPV, LLC is a special purpose vehicle (''SPV'') to facilitate investor aggregation for a Regulation CF fundraising. The SPV will be a Co-Issuer with GenAi Works. After a successful crowdfunding round under Regulation CF, the investors will purchase shares of GenAI Works through the SPV. The SPV will then issue the investors shares in the SPV equal to the shares purchased in GenAI Works.

GenAI Works provides an inclusive ecosystem where AI enthusiasts, professionals, and industry leaders come together to explore, learn, and advance the field of artificial intelligence. Users can access the latest AI news and research, network with industry leaders, find job opportunities, and explore our marketplace of 2,500+ AI agents, AI events and courses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of July 8, 2024, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a

bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 9, 2024, which is the date the financial statements were available to be issued.

3. DEBT

The Company has no debt outstanding on July 8, 2024.

4. MEMBERS' EQUITY

The company did not issue any membership units on July 8, 2024.

5. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of July 8, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. RELATED PARTY TRANSACTIONS

There are no related party transactions as of July 8, 2024.

7. GOING CONCERN

The Company has recently commenced operations and will incur significant additional costs to generate revenues sufficient to sustain operations. The Company's current liabilities exceed the current assets and the Company might not have sufficient liquid assets to fulfill its obligations in the near future. These matters raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt and/or equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of development which may harm the operations, financial condition and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

EXHIBIT H
Video Transcript
(Attached)

EXHIBIT H- VIDEO TRANSCRIPT

GenAI Webinar

Rotem: The idea of the generative AI is to help everyone to be prepared to this future, to help them learn, to help them grow, to help them get the new skills needed.

Steve: The idea was like to be that sort of trusted source and bring together community to even discuss how this new AI trend is going to help everyone. Discover, learn and grow is sort of the summary of three major, I guess, functionality and the goal that we can find the top highest priority for everyone.

Steve: So these are all great new initiatives, but we are going to be an AI first company as well. So we are leveraging AI heavily to automate, to be very productive. So we also leveraging it in every aspect of the ecosystem.

Steve: So you're going to see AI agents helping you to go through this all stages of the process to discover, learn and grow.

Jay: One more thing that is really interesting is this notion of a creator economy. But when it comes to AI for individuals that are adopting capability, let's say in building videos, it is a new skill, it's a new trade, it's a new way of approaching.

Jay: These tools are allowing people to, in many ways, upskill themselves, but also the opportunity to connect them to different companies and brands, because someone sees an idea and they say, wow, how did that work?

Rotem: That's what's exciting. So we have from the CEOs of the top 20 companies in the world to students, parents, like everyone wants to learn about AI. And now we are continuing actually to be a top voice to lead this revolution, enabling everyone to be prepared for the future.

Steve: Intelligence itself was the main driver of everything good in humanity. And now we are adding a lot more power to bring the human intelligence and amplify what we have accumulated through the years. So in order to get ready for it, we need to have access to education.

Steve: We need to be democratizing these tools. We need to bring people along to make sure they don't miss out. And this is something that will be detrimental if you miss out because things are going too fast.

Rotem: And what we are going to see, I believe, is a process that people become actually the strategizers, like behind some ideas or executions ideas, but they are not actually running the execution by themselves. They will work together with the agents in order to get actually those tasks done. It will grow over time.

Rotem: It won't be a one day, but everyone needs to grow and adapt to this change. And from a future perspective, there are huge opportunities for smaller companies and newcomers to come and actually have a real challenge on the current tech giants.
Steve: We are not even scratching the surface from the potentials that we are going to get out of these projects that are coming to life in the next maybe couple of months or years.

Jay: I think the humbling aspect is how do we continue to nurture this in the right way and where does GenAI Works as a company go? This notion of becoming the media hub for all

things of AI. And bringing the ecosystem together, helping to bring out the knowledge, the insights, helping to bring not only the fast view of whether it's applications, GPTs, AI agents, the dearth of applications that people can build and bring forth, but giving, I would say, the long tail, the startup's visibility into a space that they may not have when it comes to funding and direction.

Rotem: We want to focus on the individuals, on the small companies, the people that have new ideas, how they are able to get exposures, how they're able to influence, how they are able to get to the next step.

Steve: People who would like to maybe come up with a new idea that will become the unicorn or change the world to be better, we are here for them. We would like to make sure that they can deliver this faster and to a bigger community.

Rotem: When we are doing those things, we want everyone actually to have equal opportunities according to the skills, innovative ideas, capabilities that they are bringing and not based on the place that they are living.

Jay: If you're a builder, you're building apps. If you're a content creator, you're wanting to train, you're wanting to share content. If you are out there as a creative, using these tools and technologies, we want to hear from you.

EXHIBIT I
TTW Communications

==

The future of Generative AI, The World's largest and Fastest Growing AI Community

As new jobs, skills, and entire economies develop around this transformational technology, the need for a central hub becomes all the more pressing. A place to learn, discuss, network, recruit, and make the absolute most of this forthcoming tectonic shift.

That place is GenAI, the world's fastest-growing and largest AI community – boasting **300,000 new followers every month.**

But that is truly only a slice of all we have to offer. The GenAI Hub offers 3,000 apps, courses, and events in addition to their massive network of newsletter and social media followers.

The end result is a centralized hub for all things AI, allowing people to not only bridge the gap in understanding but to utterly seize this once-in-a-millennium opportunity.

In short, **GenAI is AI's most important resource**.

As we continue to grow our community and evolve our offerings, we'll open doors to a diverse range of revenue streams and opportunities.

In order to support our growth plans, we are exploring the opportunity to allow our community to become an investor and become a part of our success.

Interested in investing in Genai? Click here to secure your spot and earn special perks if you end up investing -> **https://invest.genai.works/**

#generativeai #learn #technology

===

Titles:
The AI Revolution Can't Happen Without Us

As new jobs, skills, and economies develop around AI, the need for a central hub becomes pressing. Enter GenAI, the fastest-growing AI community with 300,000 new followers monthly.

Our marketplace offers 2,000 apps, courses, and events, plus a vast network of followers. GenAI bridges understanding and seizes this unique opportunity, becoming AI's key resource.

We're opening doors to diverse revenue streams and opportunities.

Interested in investing in Genai?

Button: LEARN MORE

===

Wednesday, July 24th - Main/Featured Ad Atlas

The "network effect" explains the phenomenon that occurs when a platform or service strengthens as its user-base grows.

We see these instances firsthand with social networks, as their true power comes from the number of people who rely on them. We here at GenAI are leveraging that same effect and applying it to one of the most fertile grounds in the world today: artificial intelligence.

GenAI is officially the world's largest AI community, growing by a whopping 300,000 followers each and every month. The reasoning is simple: people are dying to learn about and discuss this world-changing innovation, and we're blazing a path that will become a major interstate as the industry grows.

It's why we've earned 4 million members in our LinkedIn community, 2 million newsletters subscribers, and more than 15,000 Instagram followers.

Not only does our community make us stronger, it makes us more *valuable*. We are well on our way to becoming the go-to resource for the world AI to connect, discover, and everything in between.

Our growth so far is no accident. People are clamoring for what we're offering. As the world of AI continues to grow and more people join the fold, that should only pick up more momentum. And we are exploring the opportunity to allow you to join us on this momentum by becoming an investor.

Interested in investing in Genai? Click here to secure your spot and earn special perks if you end up investing.

The company is seeking "indications of interest" pursuant to regulation cf under the securities act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. the company is not under any obligation to make an offering under regulation cf. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under regulation cf. If the company does go ahead with an offering, no offer to buy the securities can be accepted and no part of the purchase price can be received until it has filed an offering statement with the Securities and Exchange Commission (SEC) and only then accepted through the intermediary's platform. The information in that offering statement will be more complete than the information the company is

—---------

==Generative AI Investment Opportunity==

*Experience the power of the "network effect" with Generative AI, the world's largest AI community. Growing by 3**00,000 followers monthly**, our reach spans 4 million + LinkedIn members, 2 million + newsletter subscribers, and over 15,000 Instagram followers.*

Our vibrant community is the cornerstone of our strength and value. As AI continues to revolutionize industries, our influence only grows stronger.

Now, we're inviting you to be part of our journey. Invest in Generative AI and join us as we blaze new trails in the AI landscape.

Ready to secure your investment?

Button *Reserve Your Investment*



The company is seeking "indications of interest" pursuant to regulation cf under the securities act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. the company is not under any obligation to make an offering under regulation cf. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under regulation cf. If the company does go ahead with an offering, no offer to buy the securities can be accepted and no part of the purchase price can be received until it has filed an offering statement with the Securities and Exchange Commission (SEC) and only then accepted through the intermediary's platform. The information in that offering statement will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the sec before investing. No money or other consideration is being solicited with the indications of interest, and if sent in response, will not be accepted. Indications of interest involve no obligation or commitment of any kind.

This email/website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or

update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

_____

🧠How to join the Generative AI Revolution and Unlock $4.4 Trillion in Value

@Generative AI is revolutionizing industries with unparalleled speed and scale. With over $50 billion invested across 426 deals for the last 18 months, this technology is poised to unlock an estimated $4.4 trillion in annual economic value (**Mckinsey** - 6.14.23)

The rapid adoption of generative AI is evident from the fact that it took less than two months for OpenAI's GPT models to reach 100 million users, showcasing the immense demand and potential for growth in this sector.

Generative AI, a leading player in this space, has demonstrated substantial growth and community engagement. With over **4.4 million** followers and **40 million monthly impressions**, the company is a trusted brand in the AI community. This engagement is crucial as AI companies struggle to gain visibility and navigate a crowded market.

Investing in Generative AI not only provides a foothold in the rapidly expanding generative AI landscape but also supports a mission to help society transition to an AI-enabled world. The company's initiatives, such as the AI Hub and community-focused events, offer valuable resources and platforms for learning and growth.

Key Highlights:

- **Rapid Market Growth:** Over 100 new generative AI companies emerge each week.
- **Community Engagement:** 4.4M+ followers and 385M+ impressions per month.
- **No1 AI Hub in the world:** 3,000+ AI apps, AI ranking, AI agents, AI events, courses and more
- **Economic Impact:** Generative AI is estimated to unlock $4.4 trillion in annual economic value.

👉 **Join** others on the waitlist to secure your spot and get access to **EXTRA PERKS** if you end up investing

For more information, head over to https://invest.genai.works or contact us directly at invest@genai.works

AI LANDSCAPE OVERVIEW



OUR MISSION

AI is **poised to disrupt every industry**, much like the Industrial Revolution had changed humanity and the way we work.

Helping Society to transition to an AI-enabled world by Discovering, Learning, and Growing in an AI ecosystem

THE AI REVOLUTION ... WHY NOW



Generative AI funding surged to $25.2 billion in 2023, an eightfold increase.



The global AI investment is projected to reach $200 billion by 2025.



Generative AI to Become a $1.3 Trillion Market by 2032, Research FindsThe AI race is on, with U.S. investments leading at $67.2 billion in 2023.



AI infrastructure and platform investments hit record highs in 2023.By 2025, AI could boost global labor productivity by over 1% annually.



Generative AI market expected to grow at a CAGR of 20% from 2020 to 2025.

"

An estimated **$4.4T** in Annual Economic Value will be unlocked

McKinsey, 6.14.23

FIND MORE INTERESTING AI CONTENT ON GENAI.WORKS

_____

🧠 Discover, Learn, Grow and Invest together with Generative AI 🧠

Invest in the future and empower a movement. By supporting Generative AI, you're not just funding a company; you're preparing humanity for the AI revolution.

Generative AI is a dynamic media and technology company at the forefront of the generative AI revolution. As the landscape of AI continues to evolve, Generative AI has positioned itself as a trusted brand and resource for AI information, fostering a vibrant community that Discovers, Learns, and Grows within the AI ecosystem.

Why Invest in GenAI.Works?

1. **Pioneering the AI Revolution**: With over 100+ new generative AI companies emerging weekly, the sector is ripe with opportunities and challenges. GenAI.Works is uniquely positioned to guide users through this complex landscape, offering a hub for AI discovery, learning, and community engagement.
2. **Robust Community and Engagement**: Boasting over 4.5 million followers and significant monthly engagement, GenAI.Works is a leader in audience reach and influence. Their platforms, including a **LinkedIn community, newsletter, and social media presence**, provide extensive exposure for brands and individuals alike.
3. **Comprehensive Offerings**: From **educational courses** and **live events** to a robust creator network and **AI tools**, we offer a wide array of services. These include partnerships with brands, schools, and creators, and a merchandise collaboration that amplifies brand visibility.
4. **Strong Market Position and Growth**: The company's unique ecosystem flywheel—encompassing community, media, merchandise, and ventures—creates a self-sustaining model of growth and innovation. Our commitment to **#AIforGood** ensures that they are not just a business but a force for positive societal change.
5. **Opportunities for Investors**: With a minimum investment of $1000, investors can participate in this burgeoning field and support a company committed to preparing humanity for an AI-enabled future. Generative AI' growth strategy includes expanding channels, content series, and key partnerships, ensuring a robust return on investment.

Join the GenAI.Works Community

Investing in Generative AI means becoming part of a visionary journey to harness AI's potential for good. With a team of experts led by CEO @Steve Nouri and a strategic focus on community engagement and innovative solutions, Generative AI is poised to continue leading the AI revolution.

 For more information, head over to https://invest.genai.works or contact us directly at invest@genai.works

Be part of shaping the future of AI with Generative AI!

AI LANDSCAPE OVERVIEW



AI is **poised to disrupt every industry**, much like the Industrial Revolution had changed humanity and the way we work.

Helping Society to transition to an AI-enabled world by Discovering, Learning, and Growing in an AI ecosystem

THE AI REVOLUTION ... WHY NOW



Generative AI funding surged to $25.2 billion in 2023, an eightfold increase.



The global AI investment is projected to reach $200 billion by 2025.



Generative AI to Become a $1.3 Trillion Market by 2032, Research FindsThe AI race is on, with U.S. investments leading at $67.2 billion in 2023.



AI infrastructure and platform investments hit record highs in 2023.By 2025, AI could boost global labor productivity by over 1% annually.



Generative AI market expected to grow at a CAGR of 20% from 2020 to 2025.

"

An estimated $4.4T in Annual Economic Value will be unlocked

McKinsey, 6.14.23

FIND MORE INTERESTING AI CONTENT ON GENAI.WORKS

_____



AI Central hub

Maybe you've already noticed the incredible growth of Generative AI, the world's largest and fastest-growing AI community.

As economies evolve around AI technology, the need for a central hub has never been more crucial.

Here's why investing in Generative AI is a game-changer:

🌐 Unprecedented Growth: We're gaining 300,000 new followers every month, establishing us as the go-to hub for AI innovation and networking.

📊 Comprehensive Offerings: The GenAI Hub features over 3,000 apps, courses, and events, catering to AI enthusiasts and professionals alike.

💡 Pioneering Resource: As the central resource for AI, we bridge the gap in understanding and unlock a once-in-a-millennium opportunity for growth.

With our community expanding and our offerings evolving, we're opening doors to diverse revenue streams and opportunities. Now is the perfect time to be part of this transformative journey.

🔗 Interested in investing in Generative AI? Secure your spot and earn special perks if you invest today: [Link to investment page]

Button: INVEST NOW -> [UTM Link to investment page]

Landscape of AI Investment: Everyone can earn from the AI revolution

In 2023, generative AI emerged as a dominant trend, attracting significant investments.

Companies like Anthropic and Inflection AI raised billions, with OpenAI's $10 billion deal with Microsoft standing out.

Startups like Mistral AI and Aleph Alpha also secured substantial funding.

In 2024, strategic AI investments continued. Companies like Cohere and Mistral AI strengthened their positions. Top AI companies like Didi ($23.4B), Cruise ($16B), CoreWeave ($12.1B), and OpenAI ($11.3B) are leading the way.

The focus shifted to automating and enhancing customer interactions, drawing $8.1 billion in funding. Global AI investment is expected to approach $200 billion by 2025.

Now is the perfect time to invest in AI due to rapid advancements, widespread adoption, and strong support from both private and public sectors.

Button: LEARN MORE (UTM LINK)





Landscape of AI Investment: Everyone can earn from the AI revolution

The world of artificial intelligence (AI) is a dynamic and rapidly evolving landscape, reshaping industries and creating unprecedented opportunities for investors. Today, AI stands at the forefront of technological innovation, revolutionizing sectors such as healthcare, finance, and technology. With its ability to learn, adapt, and perform complex tasks, AI is unlocking new potentials and transforming how we live and work.

The Unstoppable Growth of AI

In 2023, generative AI emerged as a dominant trend, capturing significant attention and funding. Generative AI, which involves algorithms capable of creating content such as images, text, and music, saw substantial investments. Anthropic, and Inflection AI were among the leading players, raising billions collectively. OpenAI's $10 billion deal with Microsoft was particularly noteworthy, setting a precedent for massive funding rounds. Startups targeting specific applications also secured significant funding. For instance, Paris-based Mistral AI and Germany-based Aleph Alpha, both competitors of OpenAI, raised nearly $500 million each.

Building on the momentum of 2023, generative AI continued to dominate in 2024. Funding in this sector remained robust, driven by advancements in machine learning algorithms and increasing demand for personalized content. Companies like Cohere and Mistral AI further solidified their positions with substantial raises .

Compared to 2023, 2024 saw a more strategic allocation of AI investments. While the previous year was marked by exuberant funding rounds, 2024 witnessed a more cautious approach. The ability to automate and enhance customer interactions remained a lucrative area, drawing $8.1 billion in funding.

Prominent AI Companies and Their Massive Funding

To understand the sheer scale of AI's impact, let's take a look at some of the leading AI companies and the substantial funding they have secured:

Company	Funding	Description
Didi	$23.4B	A mobility technology platform offering ride-hailing, taxi-hailing, food delivery, and financial services. Didi's substantial funding underscores its commitment to revolutionizing urban transportation and providing comprehensive services to its users. Their latest funding was raised on Oct 12, 2023, from a Post-IPO Equity round.
Cruise	$16B	Developer of autonomous vehicle technology aimed at transforming urban mobility. Cruise has raised a total of $16B in funding over 13 rounds. Their latest funding was raised on Jun 12, 2024, from a Corporate Round. General Motors is the most recent investor.
CoreWeave	$12.1B	Specializes in GPU-accelerated cloud computing solutions for AI and machine learning workloads. CoreWeave has raised a total of $12.1B in funding over 10 rounds. Their latest funding was raised on May 17, 2024, from a Debt Financing round.

		CoreWeave is funded by 22 investors, including Caisse de Depot et Placement du Quebec and DigitalBridge Group.
OpenAI	$11.3B	Pioneers in generative AI technologies, known for their groundbreaking GPT models. OpenAI is funded by 15 investors, with Thrive Capital and Tiger Global Management being the most recent.
Anthropic	$8.4B	Focuses on advancing AI safety and alignment to ensure ethical AI development. Anthropic has raised a total of $8.4B in funding over 9 rounds. Their latest funding was raised on Jul 8, 2024, from a Secondary Market round.
xAI	$6.4B	Aims to create transparent and understandable AI systems to address challenges in AI adoption. xAI has raised a total of $6.4B in funding over 3 rounds. Their latest funding was raised on May 26, 2024, from a Series B round.
Kuaishou Technology	$4.4B	A leading short-video platform utilizing AI for enhanced content recommendation and user engagement. Kuaishou Technology has raised a total of $4.4B in funding over 9 rounds.
NVIDIA	$4.1B	A global leader in AI hardware and software, providing critical GPUs and AI frameworks. NVIDIA has raised a total of $4.1B in funding over 6 rounds. Their latest funding was raised on May 9, 2023, from a Grant round.
Databricks	$4B	Offers a unified analytics platform powered by AI for efficient data processing and insights. Databricks has raised a total of $4B in funding over 12 rounds. Their latest funding was raised on Feb 27, 2024.

Argo AI	$3.6B	Develops self-driving technology for automotive manufacturers, enhancing transportation safety and efficiency. Argo AI has raised a total of $3.6B in funding over 3 rounds.

Based on Bloomberg research, Generative AI is set to expand its market share from less than 1% to 10% of total IT hardware, software services, ad spending, and gaming market spending by 2032. The largest revenue drivers will be generative AI infrastructure as a service, projected to reach $247 billion by 2032 for training LLMs, followed by digital ads driven by the technology at $192 billion, and specialized generative AI assistant software at $89 billion. On the hardware side, revenue will come from AI servers ($132 billion), AI storage ($93 billion), computer vision AI products ($61 billion), and conversational AI devices ($108 billion).

Why Now is the Perfect Time to Invest in AI

The AI industry is experiencing an unparalleled wave of innovation and investment. Here are key reasons why now is the opportune moment to dive into AI investments:

1. **Accelerating Technological Advancements**: AI technologies are rapidly maturing, with breakthroughs in deep learning, neural networks, and autonomous systems. These advancements are paving the way for more sophisticated and impactful AI applications.
2. **Widespread Industry Adoption**: AI is being integrated across diverse industries, from healthcare and finance to retail and manufacturing. This widespread adoption is driving demand for AI solutions and creating vast market opportunities.
3. **Strong Support from Private and Public Sectors**: Governments and private investors are heavily backing AI research and development. Public sector initiatives and private funding are converging to create a robust support system for AI innovation.
4. **Potential for High Returns on Investment**: Early investments in AI have already shown significant returns, and the trend is set to continue. The transformative potential of AI promises substantial long-term benefits for investors.

Based on current trends and expert analyses, global AI investment is expected to approach $200 billion by 2025. This includes substantial contributions from various sectors, such as healthcare, finance, and marketing. Specific areas like generative AI, AI infrastructure are likely to see significant funding increase.



Market interest in AI has increased dramatically

Share of companies mentioning AI on Russell 3000 earnings calls

Source: GS Data Works, FactSet, Goldman Sachs Research

Goldman
Sachs

Over the longer-term, AI-related investment could peak as high as 2.5 to 4% of GDP in the U.S. and 1.5 to 2.5% of GDP in other major AI leaders, if Goldman Sachs Research's AI growth projections are fully realized.

Interested in investing in Generative AI?

Generative AI is transforming industries rapidly and at an unprecedented scale. In the past 18 months, more than $50 billion has been invested across 426 deals in this technology, which is expected to create an estimated $4.4 trillion in annual economic value, according to McKinsey (June 14, 2023).

The swift adoption of generative AI is evident, as OpenAI's GPT models reached 100 million users in under two months, highlighting the sector's vast potential and demand for growth.

Generative AI, a key player in this field, has shown significant growth and strong community engagement, with over 4.3 million followers and 40 million monthly impressions. This engagement is vital as AI companies navigate a competitive market.

With just a minimum **of $500,** anyone can join the exciting world of AI investments. Be a part of the booming AI landscape and unlock endless opportunities for forward-thinking investors. By supporting AI initiatives, you're not just backing technological progress; you're also setting yourself up for significant financial returns. Jump in now and secure your place in the future!

Investing in Generative AI provides access to the growing generative AI landscape and supports a mission to help society adapt to an AI-enabled world. The company offers valuable resources and platforms for learning and growth through initiatives like the AI Hub and community-focused events.

Key Highlights:

- **Rapid Market Growth:** Over 100 new generative AI companies emerge each week.
- **Community Engagement:** 4.4M+ followers and 391M+ impressions.
- **No1 AI Hub in the world:** 3,000+ AI apps, AI ranking, AI agents, AI events, courses and more
- **Economic Impact:** Generative AI is estimated to unlock $4.4 trillion in annual economic value.

Interested in investing in Generative AI?

Join First to get EXTRA PERKS. You would **get an early** access and **up to 12%** of Bonus Shares.

For more information, head over to https://invest.genai.works or contact us directly at invest@genai.works

==

This edition of the Atlas is brought to you by the team at @ Generative AI



Are you ready to be part of the AI revolution? Generative AI is at the forefront of this transformation, and we invite you to join us in shaping the future.

Why Generative AI?

- Explosive Growth: Our community is growing by 300,000 new followers every month, making us the fastest-growing AI hub in the world.
- All-in-One AI Hub: With 3,000+ apps, courses, and events, we provide everything you need to stay ahead in the AI game.
- Trusted Resource: Our massive network of newsletter and social media followers turns to GenAI as the ultimate AI resource.

A Unique Investment Opportunity:

Generative AI is not just about technology; it's about creating a central hub for innovation, learning, and networking. By investing in us, you're investing in the future of AI.

Imagine the Possibilities:

- High Growth Potential: As we expand, we're unlocking new revenue streams and opportunities.
- Be Part of Something Big: Join a community that's reshaping the world and benefit from exclusive perks.

Don't Miss Out – Invest in Generative AI Today!

[Click Here to Secure Your Spot and Learn More]

🚀 Top AI Companies and Their Major Funding: A Snapshot of Industry Leaders 🚀

Explore the leading AI companies revolutionizing the tech landscape with significant funding:

- Didi: $23.4B for ride-hailing and urban transportation.
- Cruise: $16B dedicated to autonomous vehicle technology.
- CoreWeave: $12.1B for GPU-accelerated cloud computing.
- OpenAI: $11.3B for pioneering generative AI technologies.
- Anthropic: $8.4B focused on AI safety and alignment.
- xAI: $6.4B for transparent and understandable AI systems.
- Kuaishou Technology: $4.4B for enhanced content recommendation.
- NVIDIA: $4.1B for AI hardware and software solutions.
- Databricks: $4B for unified analytics and AI-powered data processing.
- Argo AI: $3.6B for self-driving technology and transportation safety.

For those looking to access the AI market, GenAI Works offers an opportunity to invest in this rapidly growing field.

Join the largest AI community in the world and be part of the next wave of technological revolution:
👉 Invest in Generative AI **LINK.** 🌐

#AI #TechInvesting #FutureOfTech #GenerativeAI #InvestInAI

This edition of the Atlas is brought to you by the team at @ Generative AI



The future of AI is here, and Generative AI is leading the charge. As the world's largest and fastest-growing AI community, we're shaping the future of this groundbreaking technology.

Why Invest in Generative AI?

- Unmatched Growth: With 300,000 new followers every month, our community is expanding at an unprecedented rate.
- Comprehensive Hub: We offer 3,000+ apps, courses, and events, connecting AI enthusiasts and professionals worldwide.
- Proven Success: Our network includes top-tier newsletter and social media followers, making GenAI the go-to resource for all things AI.

As we continue to grow, we're opening doors to diverse revenue streams and opportunities. Now, you can be part of our success story by investing in Generative AI.

👉 Click Here to Learn More and Invest **LINK**

Title: Looking Back At a Decade of Tech Giants 🖥️

Investing in industry-leading technology companies has proven to be incredibly lucrative over the past decade. For example, let's consider the financial growth of investments in these tech giants over the past 10 years:

💰 **Historical Investment Returns:**
- Google (GOOG): A $10,000 investment in Google a decade ago would now be valued at approximately $66k, representing over a sixfold increase, underscoring Google's consistent innovation and market leadership.
- Apple (AAPL): Had you invested $10,000 in Apple 10 years ago, your investment would have grown to around $78k. Apple's unwavering commitment to innovation and its ability to captivate the market have yielded significant returns for its investors.
- Nvidia: An investment of $10,000 in Nvidia 10 years ago would have skyrocketed to about $2.3 million today. Nvidia's pioneering advancements in graphics processing and AI technologies have driven its extraordinary market value growth.



📈**The Next Big Opportunity?**

However, while the past decade saw remarkable growth driven by big tech companies, the current investment landscape is witnessing a drastic shift towards AI technologies. Currently, AI is transforming numerous industries, creating unprecedented opportunities for growth and innovation. Here are a few examples:

- **Healthcare:** AI is revolutionizing diagnostics, personalized medicine, and drug discovery. For instance, AI algorithms can analyze medical images to detect diseases like cancer with remarkable accuracy.
- **Finance:** AI-driven algorithms enhance trading strategies, risk management, and customer service. Robo-advisors use AI to offer personalized investment advice, democratizing financial planning.
- **Transportation:** AI powers autonomous vehicles and smart traffic management systems, improving safety and efficiency. Companies like Tesla and Waymo are at the forefront of this transformation.
- **Retail:** AI optimizes supply chain management, personalizes customer experiences, and enhances inventory management. AI-powered chatbots and recommendation systems are becoming standard in e-commerce.

🔗 **Looking Forward:**

AI is the next big frontier in technology, with the potential to transform industries and economies on a global scale. According to estimates, AI could contribute up to $4.4 trillion annually to the global economy. However, many AI companies remain private, making it challenging for retail investors to participate in this booming sector.

For those looking to access the AI market, GenAI Works offers an opportunity to invest in this rapidly growing field: https://invest.genai.works/ to join the largest AI community in the world. We hope to see you be part of the next wave of technological revolution.


Invest in the World's Largest AI Community

Empower the AI revolution by investing in the ultimate AI resource: Generative AI Works. Founded on the principle of democratizing knowledge during the AI wave, GenAI.Works helps individuals discover, learn, and grow, building the infrastructure for the AI era. Invest in GenAI today and be part of the evolution. Your investment fuels innovation and growth in AI technology and education.

INVEST NOW   Offering Circular Form C



First 60 Days Bonus Perks end in

| 00 Days | 00 Hours | 00 Minutes | 00 Seconds |

WHY NOW

$4.4 trillion

in annual economic value

AI is poised to create **$4.4 trillion** in annual economic value, outpacing the industrial revolution. As AI rapidly evolves, the world needs a resource to help navigate and capitalize on these changes.

The AI Revolution Is Creating Unprecedented Opportunities

SOLUTION

Meet the Ultimate AI Platform

Our mission is to provide a vibrant and inclusive ecosystem where AI enthusiasts, professionals, and industry leaders come together to explore, learn, and advance the field of artificial intelligence. Users can access the latest AI news and research, network with industry leaders, find job opportunities, and explore our marketplace of 2,500+ AI agents, AI events and courses.



STARTUPS

Improve brand reach and find new customers



CREATORS

Earn a following and monetize creations



BRANDS

Find tools, services, and talent



PEOPLE

Find jobs, learn new AI skills, and network with the AI community

Generative AI Is the Fastest Growing AI Community

How much do people want an AI hub? Ours is the fastest-growing digital community in the world.

Building the knowledge infrastructure for the AI era

50,000 +
Beehiive Subscribers

2 MILLION +
LinkedIn Newsletter Subscribers

4 MILLION +
LinkedIn Members

300,000
New Followers a Month



Get the investor deck

Find out what makes our platform so innovative by downloading your investor deck.

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Trusted by the Leading AI Brands

about my experience with you, I would say
time. Apart from the fact that you, Anastasiia,
ional and available, Generative AI is an
e of traffic. Additionally, it is clear that
ver to influence the course of history in this
al intelligence, with its large community.To sum
t experience with you and would highly
startups/companies."

earl

★★★★★

"I wanted to extend my heartfelt thanks to you for featuring Syntaxia so prominently in your post. The response has been phenomenal, with a substantial waiting list. I am profoundly grateful to you and your dedicated team for such an incredible outcome. I am eagerly looking forward to potential future collaborations with you!

- CEO *Syntaxia*

Synt·axia

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"It was an excellent turnout, and Gen AI helped 1,259 registrations. Such an awesome result!!"

- VP or Product Growth *Customers.ai*

Customers.ai

Our Roadmap to Scale

Leveraging the flywheel model, GenAI.Works plans to expand through targeted marketing, strategic partnerships, and innovative product development.

May **2024** ● GenAI Merch Store

AI Ranking ● July **2024**

August **2024** ● GenAI Community

GenAI Hackathon ● October **2024**

October **2024** ● GenAI Job Hunt

GenAI Smart Search ● February **2025**

Mar **2025** ● GenAI Council

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Expert Leadership and Visionary Founders

Our team is made up of top AI influencers, technologists, and growth experts dedicated to building the most dynamic AI community in the world.



Steve Nouri
CEO & Founder

Bio +



Rotem Alaluf
Co-Founder & Tech Advisor

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Jay Allardyce
Co-Founder & Growth Advisor

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Anastasiia Shapovalova
VP of Operations - GenAI.Works

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FAQs

∧ Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

∧ How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

∧ How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

∧ What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?

The Common Stock (the "Shares") of Genai Works, Inc. (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or

eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

︿ **What relationship does the company have with DealMaker Securities?**

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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objectives of the management of Rally (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

